United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans,
Pursuant to Section 15(d) of The Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number 1-5375

Technitrol, Inc. 401(k) Retirement Savings Plan
(Full title of the Plan and address of the Plan, if different from that of the issuer named below.)

Technitrol, Inc.
1210 Northbrook Drive, Suite 385
Trevose, PA 19053
(Name of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

KPMG

1600 Market Street
Philadelphia, PA 19103-7279

Independent Auditors' Report

To Plan Administrator
Technitrol Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Technitrol Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purpose of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974*. This supplemental schedule is the responsibility of plan management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 31, 2002

TECHNITROL, INC. 401(K) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Contribution receivable:		
Employer	$ 16,235	$ 42,153
Employee	8,565	30,111
Investments:		
Fidelity funds:		
Retirement Money Market Portfolio	1,547,001	1,709,439
U.S. Bond Index	331,695	269,347
Equity-Income	838,212	801,454
Freedom 2000	451,891	614,475
Freedom 2010	649,847	555,581
Freedom 2020	758,432	598,496
Freedom 2030	433,517	374,789
Freedom Income	196,133	216,620
Aggressive Growth	1,025,709	1,631,129
Blue Chip Growth	1,567,472	1,672,356
Dividend Growth	1,167,473	1,105,212
Low-Priced Stock	321,630	228,470
Spartan U.S. Equity Index	953,667	986,112
Diversified International	441,164	490,252
Technitrol, Inc. Common Stock	7,631,670	11,600,308
Participant Notes Receivable	218,564	303,041
Total investments	18,534,077	23,157,081
Net assets available for plan benefits	$18,558,877	$23,229,345

See accompanying notes to financial statements.

TECHNITROL, INC. 401(K) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Changes to net assets attributed to:		
Interest and dividends	$ 347,661	$ 913,527
Contributions:		
Employer	768,841	772,909
Employee	1,666,610	1,812,763
Net appreciation/(depreciation) in fair value of investments	(5,456,430)	5,298,773
Total additions/(deductions)	(2,673,318)	8,797,972
Deductions from net assets attributed to:		
Benefits paid to participants	1,976,819	1,839,364
Administrative expenses	20,331	16,598
Total deductions	1,997,150	1,855,962
Net increase/(decrease) in net assets available for plan benefits	(4,670,468)	6,942,010
Net assets available for plan benefits:		
Beginning of year	23,229,345	16,287,335
End of year	$18,558,877	$23,229,345

See accompanying notes to financial statements.

TECHNITROL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of Plan

The following description of the Technitrol, Inc. (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements and leased employees. Full-time employees are eligible to participate in the Plan on the first day of the month following their date of employment. Part-time employees are eligible to participate in the Plan, on the first day of the month following their completion of at least 1,000 hours of service during a twelve-month eligibility computation period. Prior to September 1, 1999, employees under 21 years of age were excluded from participating in the Plan and full-time employees were eligible to participate in the Plan after completing 1,000 hours in the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 20 percent (20%) of their annual wages excluding bonuses, commissions, overtime, sick pay, restricted stock awards, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation. This contribution is subject to the limit provided by Section 402 (g) (5) of the Internal Revenue Code. The Company contributes a matching amount equal to 100 percent (100%) for an employee's contribution up to a maximum of four percent (4%) of the participant's qualified annual wages.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective September 1, 1999, the Company matching contributions made to the Plan on or after that date are immediately and fully vested. Vesting of Company matching contributions made to the Plan prior to September 1, 1999, are based on years of service. After completing two years of service, participants are 20 percent (20%) vested and receive 20 percent (20%) for each year of service thereafter. Participants are 100 percent (100%) vested after six years of credited service. In the event a plan participant terminates employment prior to fully vesting in employer contributions, any forfeited amounts may be utilized to offset future company matching contributions.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have one only loan outstanding at a time.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance. Participants are considered eligible for distributions should they meet all requirements under the Federal Social Security Act.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must receive their entire account balance by April 1 following the year in which they attain age 70 ½, even if the participant is still working. Any participants who were age 70 ½ before January 1, 1998, who had not retired, and who were not a five percent (5%) owner at any time after attaining age 66, may elect to defer receiving retirement benefits until the April following their actual date of retirement.

Distributions Due to Termination

Upon termination of service for any reason other than Retirement, Disability, or Death, participants will receive a lump sum distribution of their vested accrued benefit. Should a participant's accrued benefit exceed $5,000, the participant may elect a lump sum distribution or have the accrued benefit remain in the Plan.

Plan Administration

All third party record keeping fees incurred by the Plan are paid by participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Share of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchase and sale of securities are on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

During 2001 and 2000 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciation) in value by $(5,456,430) and $5,298,773 as follows:

	2001	2000
Mutual funds	$(1,711,084)	$(1,524,559)
Common stock	(3,745,346)	6,823,332
	$ (5,456,430)	$ 5,298,773

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company became the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent (100%) vested in their accounts.

(6) Tax Status

On July 22, 1993, the Company received a determination letter from the Internal Revenue Service indicating the Plan and the Trust established thereunder are exempt from income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Schedule 1

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Description	Current Value
Fidelity funds:	
Retirement Money Market Portfolio	1,547,001
U.S. Bond Index	331,695
Equity-Income	838,212
Freedom 2000	451,891
Freedom 2010	649,847
Freedom 2020	758,432
Freedom 2030	433,517
Freedom Income	196,133
Aggressive Growth	1,025,709
Blue Chip Growth	1,567,472
Dividend Growth	1,167,473
Low-Priced Stock	321,630
Spartan U.S. Equity Index	953,667
Diversified International	441,164
Technitrol, Inc. Common Stock*	7,631,670
Participant Notes Receivable (interest rate of 5.75%)	218,564
Total investments	$18,534,077

*Technitrol, Inc. is a related party of the Plan.

EXHIBIT INDEX

DOCUMENT

23. Consent of independent certified public accountants

Exhibit 23

Consent of Independent Certified Public Accountants

The Plan Administrator
Technitrol, Inc. 401(k) Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (33-35334) on Form S-8 of Technitrol, Inc. of our report dated May 31, 2002 relating to the statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Technitrol, Inc. 401(k) Retirement Savings Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 11, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Technitrol, Inc. 401(k) Retirement Savings Plan
(Name of Plan)

Date June 13, 2002

David W. Lacey
Vice President, Human Resources, Technitrol, Inc.